AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

Eaton Vance Municipal Bond Fund II

(Name of Subject Company (Issuer))

Eaton Vance Municipal Bond Fund II

(Name of Filing Person (Issuer))

Auction Preferred Shares Series A and Series B, Par Value $0.01 Per Share

(Title of Class of Securities)

Series A – 27828K208

Series B – 27828K307

(CUSIP Number of Class of Securities)

Maureen A. Gemma, Esquire

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617)482-8260

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation	Amount Of Filing Fee
$42,688,500 (a)	$4,298.73 (b)

(a)

Calculated as the aggregate maximum purchase price to be paid for 1,788 shares in the offer, based upon a price of 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share).

(b)

Calculated as $100.70 per $1,000,000 of the Transaction Valuation.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form of Registration No.: Not Applicable	Date Filed: Not Applicable

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐

third party tender offer subject to Rule 14d-1.

[x]

issuer tender offer subject to Rule 13e-4.

☐

going-private transaction subject to Rule 13e-3.

☐

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO is filed by Eaton Vance Municipal Bond Fund II, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, par value $0.01 per share and a liquidation preference of $25,000 per share, designated Auction Preferred Shares, Series A and Series B (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated October 22, 2015 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share), plus any unpaid dividends accrued through December 2, 2015, or such later date to which the Offer is extended. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.

(a) The information set forth in the Offer to Purchase under Section 8 (“Additional Information About the Funds”) is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated October 22, 2015.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Notice of Withdrawal.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by the Fund dated October 22, 2015.
(b)	None.
(d)	None.
(e)	None.
(g)	None.
(h)	None.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Municipal Bond Fund II

By:

/s/ Payson F. Swaffield

Name:

Payson F. Swaffield

Title:

President

Dated as of October 22, 2015

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated October 22, 2015.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Notice of Withdrawal.
(a)(5)	Press Release issued by the Fund dated October 22, 2015.

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